

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

<u>Via U.S. Mail</u>
Simone Bar-Tal
Specializer, Inc.
c/o Ea stBiz.com Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re:** **Specializer, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 19, 2011**
> **File No. 333-176715**

Dear Mr. Bar-Tal:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated October 4, 2011.

<u>Risk Factors</u>

<u>"Product development schedules are long…", page 7</u>

1.   We note your response to prior comment 5. You continue to state in this risk factor that the development of SpecialApp will take approximately 12 months "from the date hereof." You also state on page 24 that one of your goals over the <u>next</u> 12 months is to complete the development of SpecialApp. In your discussion of milestones under your plan of operation, however, you indicate that development activities will begin "immediately after the offering is completed and proceeds have been received and accepted." Please clarify in this risk factor and in your plan of operation discussion whether you expect the development of SpecialApp to be completed within 12 months from the date of the prospectus or 12 months from the date the offering is completed.

<u>Use of Proceeds, page 12</u>

2.   We note your response to prior comment 9. You state on page 13 that if you are unable to sell a minimum of 500,000 shares of your common stock in this offering, you will not implement your business plan at all, except for maintaining your reporting with the SEC and remaining in good standing with the State of Nevada. In addition, you state that if you do not sell at least 2,500,000 shares, you will not be able to maintain your reporting status with the SEC and remain in good standing with the state of Nevada without additional funds. Based on the information provided in your use of proceeds table, and taking into considering the cash currently on hand, it appears that you must sell at least

1,250,000 shares (25% of the offering) to maintain your reporting status and remain in good standing. In addition, it appears that you will be unable to implement any portion of your business plan until you sell at least 2,500,000 shares (50% of the offering). Please explain further your disclosures or revise accordingly.

Dilution, page 13

3. Based on our calculations, it appears that the post offering net tangible book values should be $20,088, $27,588, $40,088, $52,588 and $65,088 assuming 10%, 25%, 50%, 75% and 100% shares are sold in this offering, respectively. Please provide the calculations that support your disclosures or revise accordingly.

Description of Business

The Market Opportunity

Freelance Market, page 20

4. In your next amendment, please include the chart referenced in this section.

Exhibits

5. Revise to include an updated consent from your registered independent auditors when you file your next amendment.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Facsimile
        Thomas E. Puzzo, Esq.